

June 17, 2015

Richard Costolo
Chief Executive Officer and Director
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

      Re: **Twitter, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 2, 2015
             Form 10-Q for the Quarterly Period Ended March 31, 2015
             Filed May 11, 2015
             File No. 001-36164

Dear Mr. Costolo:

We have reviewed your May 11, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Factors Affecting Our Future Performance

International Expansion, page 50

1.   We note your response to prior comment 4. Similar to the significant increase in foreign pre-tax losses in 2014, we also note on page 100 that foreign revenue increased

significantly from $172.6 million in fiscal 2013 to $457.3 million in fiscal 2014. Please tell us your consideration for describing the disproportionate relationship between this revenue growth and increase in foreign pre-tax loss. Please also tell us your consideration for describing any emerging revenue growth trend as it relates to the increasing foreign costs associated with your strategy to expand your global presence, as well as the expected impact on foreign pre-tax results going forward. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 95

2.   We note on page 96 you disclose federal and state net operating loss carryforwards and provide information about their expiration. Please tell us how you considered also separately disclosing the amounts and expiration dates of foreign net operating loss and tax credit carryforwards pursuant to ASC 740-10-50-3.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 28

3.   We note your response to prior comment 2 that you have chosen not to separately quantify revenue for each type of Promoted Product because you believe that the evaluation of the overall growth of Promoted Products offers investors better insight into your operational effectiveness. Please note that Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which material increases in revenues are attributable to new products. In this regard, we note the statement in your earnings call dated April 28, 2015 that year-over-year revenue growth was primarily driven by newer products, specifically Promoted Video Ads and Website Cards. Additionally, tell us what consideration you have given to discussing revenue generated from direct response products versus branded advertising products. In this regard, we note the extensive discussion of direct response products in your earnings call, including your statements that direct response products were the largest contributors in absolute dollars to year-over-year growth and a main cause of your revenue shortfall in the first quarter of fiscal 2015.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief